UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   GEDDIE, III, Rowland Hill
   1900 Gulf Street
   Lamar, MO  64759
2. Issuer Name and Ticker or Trading Symbol
   O'Sullivan Industries Holdings, Inc.
   OSU
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 30, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, General Counsel and Secretary
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |8,245              |D     |                           |
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Common Stock                 |      |    |                  |   |           |323  fn(1)         |I     |By SPP                     |
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Common Stock                 |      |    |                  |   |           |1,895  fn(2)       |I     |By SPSP                    |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee stock option (r|$16.0937|7/8/9|A   |6,213      |A  |fn (3|7/8/0|Common Stock|6,213  |       |6,213       |D  |            |
ight to buy)            |5       |7    |    |           |   |)    |7    |            |       |       |            |   |            |
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Employee stock option (r|$16.0937|7/8/9|A   |5,787      |A  |fn (4|7/8/0|Common Stock|5,787  |       |5,787       |D  |            |
ight to buy)            |5       |7    |    |           |   |)    |7    |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Includes 272 shares acquired in the exempt O'Sullivan Industries Holdings, Inc. Stock Purchase Program (the
"SPP") from February 1997 through June
1997.
(2) Includes 1,135 shares acquired in the exempt O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing
Plan (the "SPSP") from February 1997 through June
1997.
(3) Incentive stock options granted under the O'Sullivan Industries Holdings, Inc. Amended and Restated 1994
Incentive Stock Plan (the "ISP"). Options become exercisable in three annual increments of 2,071 shares each beginning July 8, 1998.
(4) Nonqualified stock options granted under the ISP. Options become exercisable in five annual increments of 1,157 shares each (1,158 shares each in 1998 and 1999) beginning on July 8, 1998.
SIGNATURE OF REPORTING PERSON
ROWLAND  H.  GEDDIE, III
DATE
August  5, 1997